No. 812-14369

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO

SECTIONS 17(d), 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940

AND RULE 17d-1 UNDER THAT ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(d) OR 57(a)(4) OF THAT ACT

CM FINANCE INC

CM CREDIT OPPORTUNITY FUND I LLC

CM INVESTMENT PARTNERS LLC

CM FINANCE SPV LTD.

601 Lexington Avenue

26th Floor, Suite C

New York, NY 10022

(212) 257-5199

All Communications, Notices and Orders to:

Michael C. Mauer

CM Finance Inc

601 Lexington Avenue

26th Floor, Suite C

New York, NY 10022

(212) 257-5199

Copies to:

Steven B. Boehm

Anne G. Oberndorf

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW

Washington, DC 20001

(202) 383-0100

July 10, 2015

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

CM FINANCE INC

CM CREDIT OPPORTUNITY FUND I LLC

CM INVESTMENT PARTNERS LLC

CM FINANCE SPV LTD.

601 Lexington Avenue

26th Floor, Suite C

(212) 257-5199

File No. 812-14369

Investment Company Act of 1940

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d), (57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THAT ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(d) OR 57(a)(4) OF THAT ACT

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) from the Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i), and Rule 17d-11 under the Investment Company Act of 1940, as amended (the “Act”)2, authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the Act.

•	CM Finance Inc (the “Company”),

•	CM Credit Opportunity Fund I LLC (the “Existing Affiliated Fund”),

•	CM Finance SPV Ltd., a Wholly Owned Investment Sub (as defined below) of the Company (“CM SPV”), and

[1]	Unless otherwise indicated, all rule references herein are to rules under the Act.
[2]	Unless otherwise indicated, all section references herein are to the Act.

•	CM Investment Partners LLC (the “Adviser” and together with the Company, the Existing Affiliated Fund and CM SPV, the “Applicants”).[3]

In particular, the relief requested in this application (the “Application”) would permit a Regulated Fund4 and one or more other Regulated Funds and/or one or more Affiliated Funds5 to (a) co-invest with each other in securities issued by issuers in Private Placement Transactions6 in which the Adviser negotiates terms in addition to price (“Private Placement Securities”) and (b) make additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”) through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Section 17(d) or Section 57(a)(4) and the rules under the Act. The term “Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly Owned Investment Sub)7 participated together with one or more other Regulated Funds and/or one or more Affiliated Funds in reliance on the Order.8 “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly Owned Investment Sub) could not participate together with one or more other Regulated Funds and/or one or more Affiliated Funds without obtaining and relying on the Order.

[3]	All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.
[4]	The term “Regulated Funds” refers to the Company and the Future Regulated Funds. The term “Future Regulated Funds” means any closed-end management investment company that (a) is registered under the Act or has elected to be regulated as business development company (“BDC”) under the Act and (b) whose investment adviser is the Adviser.
[5]	The term “Affiliated Fund” means the Existing Affiliated Fund and any Future Affiliated Fund. The term “Future Affiliated Fund” means an entity (i) whose investment adviser is the Adviser; and (2) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.
[6]	The term “Private Placement Transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933.
[7]	The term “Wholly Owned Investment Sub” means an entity (a) whose sole business purpose is to hold one or more investments on behalf of a Regulated Fund (and, in the case of an SBIC Subsidiary (as defined below), maintain a license under the SBA Act (as defined below) and issue debentures guaranteed by the SBA (as defined below)); (b) that is wholly owned by the Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests), (c) with respect to which the Regulated Fund’s Board of Directors has the sole authority to make all determinations with respect to the entity’s participation under the conditions to this Application; and (d) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. All subsidiaries of the Regulated Fund participating in Co-Investment Transactions will be Wholly Owned Investment Subs and will have Objectives and Strategies (as defined below) that are either the same as, or a subset of, the Regulated Fund’s Objectives and Strategies. The term “SBIC Subsidiary” means a Wholly Owned Investment Sub that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended, (the “SBA Act”) as a small business investment company (an “SBIC”).
[8]	No Non-Interested Director (as defined below) of a Regulated Fund will have a direct or indirect financial interest in any Co-Investment Transaction (other than indirectly through share ownership in one of the Regulated Funds), including any interest in any company whose securities would be acquired in a Co-Investment Transaction.

A Regulated Fund may, from time to time, form a Wholly Owned Investment Sub. Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any other Regulated Fund or Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly Owned Investment Sub. The Regulated Fund’s Board would make all relevant determinations under the conditions with regard to a Wholly Owned Investment Sub’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and take into consideration, any proposed use of a Wholly Owned Investment Sub in the Regulated Fund’s place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly Owned Investment Sub. CM SPV is currently the Company’s only Wholly Owned Investment Sub.

II.	BACKGROUND

A. The Company

The Company is a Maryland corporation that is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Act.9 The Company was formed in February 2012 as CM Finance LLC. Immediately prior to the Company’s initial public offering, CM Finance LLC was merged with and into the Company. The Company completed its initial public offering on February 12, 2014. The Company is managed by the Adviser, which also provides the Company with administrative services. CM SPV is a Wholly Owned Subsidiary of the Company.

The Company invests primarily in U.S. middle market companies that have annual revenues of at least $50 million and earnings before interest, taxes, depreciation and amortization (“EBITDA”) of at least $20 million. The Company invests in unitranche loans and standalone second and first lien loans, with an emphasis on floating rate debt. The Company also selectively invests in mezzanine loans/structured equity and in the equity of portfolio companies through warrants and other instruments. The Company’s investment objective is to maximize total return to stockholders in the form of current income and capital appreciation through debt and related equity investments by targeting investment opportunities with favorable risk-adjusted returns.

[9]	Section 2(a)(48) of the Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

The Company has a seven-member Board,10 of which four members are Non-Interested Directors.11

Each of Stifel Venture Corp., certain funds (the “Cyrus Funds”) managed by Cyrus Capital Advisors, L.L.C., Michael C. Mauer and Christopher E. Jansen own a direct or indirect interest in both the Company and the Adviser, as discussed below.

Stifel Venture Corp. owns an interest in the Adviser and owns approximately 15.9% of the Company’s common stock. Stifel Venture Corp. is a wholly owned subsidiary of Stifel Financial Corp. Pursuant to an irrevocable proxy granted by Stifel Venture Corp. (the “Stifel Irrevocable Proxy”), Stifel Venture Corp. has given the Company the right to vote the shares of the Company’s common stock held by Stifel Venture Corp. in excess of 4.9% of the total outstanding shares of the Company’s common stock. In addition, Stifel Venture Corp. has the right to nominate for election a member of the Company’s board of directors, who will not be considered a Non-Interested Director. Pursuant to this right, Stifel Venture Corp. nominated Stephen Kuppenheimer, who currently serves as a member of the Company’s board of directors. Pursuant to the Adviser’s Limited Liability Company Agreement, Stifel Venture Corp. has the right to appoint a representative to the Adviser’s three-member board of managers, who has a 20% vote on any matter brought before the board of managers, and a member of the Adviser’s investment committee. Stifel Venture Corp. will not have any rights to exercise a controlling influence over the Company’s day-to-day operations or the Adviser’s investment management functions.

Stifel Venture Corp. has agreed to use its commercially reasonable efforts to present to the Company the opportunity to review and bid on all Stifel Nicolaus & Company, Incorporated-originated leveraged finance and high yield corporate debt opportunities consistent with the Company’s investment strategy. Subject to the approval of the Company’s board of directors, including the Company’s Non-Interested Directors, as necessary under the Act (including under Section 57(f) of the Act), and certain other limitations, Stifel Venture Corp. may invest in the same portfolio companies that the Company invests in (including any Co-Investment Transaction).

Cyrus Capital Advisors, L.L.C. is currently the investment manager to the Cyrus Funds, each of which own an economic, non-voting interest in the Adviser and own, in the aggregate, approximately 27.9% of the Company’s common stock. Cyrus Capital Advisors, L.L.C. is controlled by Stephen C. Freidheim. Pursuant to an irrevocable proxy (the “Cyrus Irrevocable Proxy”), the shares of the Company held by the Cyrus Funds must be voted in the same manner that the Company’s other stockholders, excluding Stifel Venture Corp., vote their shares.

The Cyrus Funds or another fund managed by Cyrus Capital Advisors, L.L.C. has in the past and may in the future invest in the same portfolio companies that the Company invests in (including any Co-Investment Transaction) to the extent that any such investment in a portfolio company is consistent with the strategy of the Cyrus Funds or another fund managed by Cyrus Capital Advisors, L.L.C.

[10]	The term “Board” refers to the Board of Directors of the relevant Regulated Fund.
[11]	The term “Non-Interested Directors” means, with respect to any Board, the directors who are not “interested persons” within the meaning of Section 2(a)(19).

Michael C. Mauer, the Company’s Chief Executive Officer, and Christopher E. Jansen, the Company’s President, Treasurer and Secretary, each own an interest in the Adviser and Mr. Mauer, through a wholly owned limited liability company, acts as managing member of the Adviser. Messrs. Mauer and Jansen directly or indirectly own, in the aggregate, less than 1.3% of the Company’s common stock.

None of Stifel Venture Corp., Mr. Mauer or Mr. Jansen are affiliated with the Cyrus Funds or Cyrus Capital Advisors, L.L.C. The Cyrus Funds and Cyrus Capital Advisors, L.L.C. are affiliated because Cyrus Capital Advisors, L.L.C. is the investment adviser to each of the Cyrus Funds.

B. The Adviser

The Adviser, a privately held investment adviser registered with the Commission pursuant to Section 203 of the Investment Advisers Act of 1940, as amended, was organized as a limited liability company under the laws of the state of Delaware in July 2013. The Adviser serves as the investment adviser to the Company and the Existing Affiliated Fund. The Adviser manages the Company’s portfolio in accordance with its Objectives and Strategies,12 makes investment decisions for the Company, places purchase and sale orders for portfolio transactions for the Company and otherwise manages the day-to-day operations of the Company, subject to the oversight of the Board.

The Adviser manages the investment activities of the Company pursuant to an investment advisory agreement with the Company (the “Advisory Agreement”). The Adviser’s board of managers and investment committee currently consist of the following individuals:

Michael C. Mauer, Co-Chief Investment Officer;

Christopher E. Jansen, Co-Chief Investment Officer; and

Stephan Kuppenheimer, Director.

Mr. Kuppenheimer serves as a member of the Adviser’s board of managers and investment committee as Stifel’s representative to each.

C. The Affiliated Funds

1.	The Existing Affiliated Fund

The Existing Affiliated Fund was formed as a Delaware limited liability company on September 4, 2014. The Existing Affiliated Fund’s investment objective is to seek current income and capital appreciation by investing primarily in middle-market companies that have annual revenues of at least $50 million and EBITDA of at least $15 million. The Existing Affiliated Fund is managed by the Adviser.

[12]	The term “Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies as described in the Regulated Fund’s registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the Securities Act of 1933 or the Securities Exchange Act of 1934, and the Regulated Fund’s reports to shareholders.

In reliance on the exclusion from the definition of “investment company” provided by Section 3(c)(1) or 3(c)(7) of the 1940 Act, none of the Affiliated Funds will be registered under the 1940 Act. Each of the Affiliated Funds will have investment objectives that are either the same as, or a subset of, the Regulated Fund’s Objectives and Strategies.

III.	ORDER REQUESTED

The Applicants request the Order of the Commission under Sections 17(d) and 57(i) under the Act, and Rule 17d-1 under the Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Funds to be able to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Funds.

The Regulated Funds and Affiliated Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A. Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) of the 1940 Act from participating in a joint transaction with a BDC, or a company controlled by a BDC in contravention of rules as prescribed by the Commission. In particular Section 57(a)(4) applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC; or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C) of the 1940 Act; or

•	Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC[13]; or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.14 The Adviser is the investment adviser to the Company, and will be the investment adviser to each Future Regulated Fund. In addition, the Adviser is or will be the investment adviser of each Affiliated Fund. The Regulated Funds and Affiliated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. As a result, these relationships might cause each Regulated Fund and each Affiliated Fund participating in Co-Investment Transactions to be subject to Sections 17(d) or 57(a)(4), and thus subject to the provisions of Rule 17d-1.

B.	Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under Section 57(a)(4), the Commission’s rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4), Rule 17d-1 applies.

[13]	Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.
[14]	See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”).

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed.Sec.L.Rep., Extra Edition (May 29, 1992) at 448, et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) … is to prevent…injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969). Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17 of the Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.” H.Rep. No. 96-1341, 96th Con., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the terms and conditions of this Application would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 are met.

C.	Protection Provided by the Proposed Conditions

Applicants believe that the proposed Conditions, as discussed more fully in Section III.D of this Application, will ensure the protection of shareholders of the Regulated Funds and compliance with the purposes and policies of the Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of that Regulated Fund. In addition, each Regulated Fund would be able to invest on equal footing with each other Regulated Funds and/or one or more Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-

Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the Adviser, or shared pro-rata among the Regulated Funds and Affiliated Funds who participate in the Co-Investment Transactions. The Conditions would also prevent a Regulated Fund from investing in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person thereof, is an existing investor, which eliminates the possibility of a Regulated Fund being forced to invest in a manner that would benefit an affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The Conditions impose a variety of duties on the Adviser with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the Adviser will consider only the Objectives and Strategies, investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Regulated Fund. The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by a Required Majority, as defined in Section 57(o) (a “Required Majority”), of the directors of the Board eligible to vote on that Co-Investment Transaction under Section 57(o) (“the Eligible Directors”).15

If the Adviser, Cyrus, Stifel, any person controlling, controlled by, or under common control with the Adviser, Cyrus or Stifel and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25% of the outstanding voting shares of the Company, then the Holders will vote such shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the Act.

Applicants believe that this condition will ensure that the Non-Interested Directors will act independently in evaluating the Co-Investment Program, because the ability of the Holders to influence the Non-Interested Directors by a suggestion, explicit or implied, that the Non-Interested Directors can be removed will be limited significantly. The Non-Interested Directors shall evaluate and approve any such voting trust or proxy adviser, taking into accounts its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, the Applicants believe that the proposed conditions would ensure that each Regulated Fund that participated in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants. As a result, the Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

With respect to each Wholly Owned Investment Sub, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. Applicants request that each Wholly Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly Owned Investment Sub. The Regulated Fund’s Board would make all relevant determinations under the conditions with regard to a Wholly Owned Investment Sub’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board

[15]

In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

would be informed of, and take into consideration, any proposed use of a Wholly Owned Investment Sub in the Regulated Fund’s place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly Owned Investment Sub.

D.	Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following conditions:

1.	Each time the Adviser considers a Potential Co-Investment Transaction for another Regulated Fund or an Affiliated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies, the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.

a.	If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, the Adviser will then determine an appropriate level of investment for the Regulated Fund.

b.	If the aggregate amount recommended by the Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s total assets, up to the amount proposed to be invested by each. The Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party’s total assets to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

c.	After making the determinations required in conditions 1 and 2(a), the Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each Regulated Fund and each Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with another Regulated Fund or an Affiliated Fund only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

i.	the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

ii.	the Potential Co-Investment Transaction is consistent with:

A.	the interests of the Regulated Fund’s shareholders; and

B.	the Regulated Fund’s then-current Objectives and Strategies;

iii.	the investment by any other Regulated Funds or any Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of any other Regulated Funds or any Affiliated Funds; provided that, if any other Regulated Fund or any Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition 2(c)(iii), if:

A.	the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; and

B.	the Adviser agrees to, and does, provide periodic reports to the Board of the Regulated Fund with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

C.	any fees or other compensation that any Regulated Fund or any Affiliated Fund or any affiliated person of any Regulated Fund or any Affiliated Fund receives in connection with the right of a Regulated Fund or an Affiliated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who may each, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

iv.	the proposed investment by the Regulated Fund will not benefit the Adviser, the other Regulated Funds, the Affiliated Funds, or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Sections 17(e) or 57(k) of the Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(c).

3.	Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.	The Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.	Except for Follow-On Investments made in accordance with condition 8[16], a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6.	A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to another Regulated Fund or an Affiliated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A),(B) and (C) are met.

7.

a.	If any Regulated Fund or an Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the Adviser will:

i.	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

ii.	formulate a recommendation as to participation by each Regulated Fund in the disposition.

b.	Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Regulated Funds and Affiliated Funds.

[16]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

c.	A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Regulated Fund’s Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

d.	Each Regulated Fund and each Affiliated Fund will bear its own expenses in connection with any such disposition.

8.

a.	If a Regulated Fund or an Affiliated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the Adviser will:

i.	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

ii.	formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

b.	A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

c.	If, with respect to any Follow-On Investment:

i.	the amount of a Follow-On Investment is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

ii.	the aggregate amount recommended by the Adviser to be invested by each Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Funds in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each party’s total assets, up to the amount proposed to be invested by each.

d.	The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9.	The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds and the Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments which the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10.	Each Regulated Fund will maintain the records required by section 57(f)(3) of the Act as if each of the Regulated Funds were a business development company and each of the investments permitted under these conditions were approved by the Required Majority under section 57(f).

11.	No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of an Affiliated Fund.

12.	The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Adviser under the investment advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Affiliated Funds and the Regulated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.	Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Adviser, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of the Adviser, investment advisory fees paid in accordance with the agreements between the Adviser and the Regulated Funds or the Affiliated Funds).

14.	If the Holders own in the aggregate more than 25% of the outstanding voting securities of the Company, then the Holders will vote such shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the Act.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 of the 1940 Act should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

In cases where the Adviser identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Fund to participate with one or more of the Affiliated Funds and the other Regulated Funds in larger financing commitments, which would, in turn, be expected to obtain discounted prices and increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Funds. Indeed, each Regulated Fund’s inability to co-invest with one or more of the Affiliated Funds and the other Regulated Funds could potentially result in the loss of beneficial investment opportunities for such Regulated Fund and, in turn, adversely affect such Regulated Fund’s shareholders. For example, a Regulated Fund may lose investment opportunities if the Adviser cannot provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by an Adviser due to a Regulated Fund’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). The Adviser expects that any portfolio company that is an appropriate investment for a Regulated Fund should also be an appropriate investment for one or more other Regulated

Funds and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification. The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Company’s Board, including the Non-Interested Directors, has determined that it is in the best interests of the Company to participate in Co-Investment Transactions because, among other matters, (i) the Company will be able to participate in a larger number and greater variety of transactions; (ii) the Company will be able to participate in larger transactions; (iii) the Company will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Company and any other Regulated Funds participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors, each of which could result in terms that are more favorable for the participating Regulated Funds; (v) the Company will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and conditions of the proposed Order are fair to the Regulated Funds and their shareholders.17 The Board of the Company, including the Non-Interested Directors, also determined that it is in the best interests of the Company and its shareholders to obtain the Order at the earliest possible time and instructed the officers of the Company, Adviser and counsel to use all appropriate efforts to accomplish such goal. For these reasons, the Company’s Board has determined that is proper and desirable for the Company to participate in Co-Investment Transactions with other Regulated Funds and one or more Affiliated Funds.

B.	Protective Representations and Conditions

The terms and conditions set forth in this application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Funds and Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any

[17]	The Board of each Future Regulated Fund will make the same findings before engaging in a Co-Investment Transaction in reliance on the requested order.

investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly Owned Investment Sub is involved in a Co-Investment Transaction as each Wholly Owned Investment Sub will be treated as one company with its parent for purposes of this Application.

V.	PRECEDENTS

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities.18 Applicants note, in particular, that the co-investment protocol to be followed by Applicants here is substantially similar to the protocol followed by Solar Capital Ltd. and its affiliates, for which an order was granted on July 28, 2014.19

[18]	See Benefit Street Partners BDC, Inc., et al. (File No. 812-14126) Investment Company Act Rel. No. 31651 (May 27, 2015)(notice) and 31686 (June 23, 2015)(order); TCW Direct Lending LLC et al. (File No. 812-14382) Investment Company Act Rel. No. 31589 (April 30, 2015)(notice) and 31649 (May 27, 2015)(order); Garrison Capital Inc., et al. (File No. 812-14097) Investment Company Act Rel. No. 31373 (December 15, 2014) (notice) and 31409 (January 12, 2015) (order); TPG Specialty Lending, Inc., et al. (File No. 812-13980) Investment Company Release No. 31338 (November 18, 2014) (notice) and 31379 (December 16, 2014) (order); Monroe Capital Corporation, et al. (File No. 812-14028) Investment Company Release No. 31253 (September 19, 2014) (notice) and 31286 (October 15, 2014) (order); Fifth Street Finance Corp., et al. (File No. 812-14132) Investment Company Act Rel. No. 31212 (August 14, 2013) (notice) and 31247 (September 9, 2014) (order); Solar Capital Ltd., et al. (File No. 812-14195) Investment Company Act Rel. No. 31143 (July 1, 2014) (notice) and 31187 (July 28, 2014) (order); WhiteHorse Finance, Inc., et al. (File No. 812-14120) Investment Company Act Rel. No. 31080 (June 12, 2014) (notice) and 31152 (July 8, 2014) (order); PennantPark Investment Corp., et al. (File No. 812-14134) Investment Company Act Rel. No. 30985 (March 19, 2014) (notice) and 31015 (April 15, 2014) (order); NF Investment Corp., et al. (File No. 812-14161) Investment Company Act Rel. No. 30900 (January 31, 2014) (notice) and 30968 (February 26, 2014) (order); Prospect Capital Corporation, et al. (File No. 812-14199) Investment Company Act Rel. No. 30855 (January 13, 2014) (notice) and 30909 (February 10, 2014) (order); Medley Capital Corporation, et al. (File No. 812-14020) Investment Company Act Rel. No. 30769 (Oct. 28, 2013) (notice) and 30807 (Nov. 25, 2013) (order).
[19]	Id.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application to:

Michael C. Mauer

Chief Executive Officer

CM Finance Inc

601 Lexington Avenue

26th Floor, Suite C

New York, NY 10022

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

Anne G. Oberndorf

Sutherland Asbill & Brennan LLP

700 Sixth Street N.W.

Washington, D.C. 20001

B.	Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Company’s Board pursuant to resolutions duly adopted by the Board on October 6, 2014 (attached hereto as Exhibit A). All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 10th day of July 2015.

CM FINANCE INC

By:	/s/ Michael C. Mauer
Name:	Michael C. Mauer
Title:	Chief Executive Officer and Chairman of the Board of Directors

CM INVESTMENT PARTNERS LLC

By:	/s/ Michael C. Mauer
Name:	Michael C. Mauer
Title:	Co-Chief Investment Officer

CM FINANCE SPV LTD.

By:	/s/ Michael C. Mauer
Name:	Michael C. Mauer
Title:	Authorized Person

CM CREDIT OPPORTUNITY FUND I LLC

By:	/s/ Michael C. Mauer
Name:	Michael C. Mauer
Title:	Authorized Person

VERIFICATION

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

The undersigned states that he has duly executed the attached application dated as of July 10, 2015 for and on behalf of CM Finance Inc and CM Investment Partners LLC and that he is the Chief Executive Officer and Chairman of the Board of Directors of CM Finance Inc; the Co-Chief Investment Officer of CM Investment Partners LLC and an Authorized Person of CM Finance SPV Ltd. and CM Credit Opportunity Fund I LLC, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Michael C. Mauer
Name:	Michael C. Mauer
Date:	July 10, 2015

Exhibit A

Resolutions of the Board of Directors of CM Finance Inc

WHEREAS, the Board of Directors has reviewed CM Finance Inc’s (the “Company”) Co-Investment Exemptive Application (the “Exemptive Application”) involving the Company, and certain affiliates thereof as specified in the Exemptive Application, a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer and President and the Secretary of the Company (collectively, the “Authorized Officers”).